SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-1(c))

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

1ST UNITED BANKCORP, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

33740N105
(CUSIP Number)

December 31, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 15 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33740N105	13G/A	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Endicott Opportunity Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 188,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 188,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .76%
12	TYPE OF REPORTING PERSON** PN
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 33740N105	13G/A	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Endicott Opportunity Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,718,518
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,718,518
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,718,518
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.93%
12	TYPE OF REPORTING PERSON** PN
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 33740N105	13G/A	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Endicott Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 99,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 99,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .4%
12	TYPE OF REPORTING PERSON** PN
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 33740N105	13G/A	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) W.R.D. Endicott, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 188,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 188,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .76%
12	TYPE OF REPORTING PERSON** OO
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 33740N105	13G/A	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) W.R. Endicott IIp, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,718,518
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,718,518
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,718,518
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.93%
12	TYPE OF REPORTING PERSON** OO
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 33740N105	13G/A	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) W.R. Endicott II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 99,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 99,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .4%
12	TYPE OF REPORTING PERSON** OO
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 33740N105	13G/A	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wayne K. Goldstein (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,005,518
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,005,518
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,005,518
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.09%
12	TYPE OF REPORTING PERSON** IN
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 33740N105	13G/A	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert I. Usdan (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,005,518
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,005,518
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,005,518
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.09%
12	TYPE OF REPORTING PERSON** IN
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 33740N105	13G/A	Page 10 of 15 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is 1ST UNITED BANCORP, INC. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at One North Federal Highway, Boca Raton, FL 33432.

Item 2 (a).	NAME OF PERSON FILING:

(i)	Endicott Opportunity Partners, L.P., a Delaware limited partnership ("EOP"), with respect to Shares (as defined in Item 2(d)) directly owned by EOP;

(ii)	Endicott Opportunity Partners II, L.P., a Delaware limited partnership ("EOP II"), with respect to Shares directly owned by EOP II;

(iii)	Endicott Partners II, L.P., a Delaware limited partnership ("EP II"), with respect to Shares directly owned by EP II;

(iv)	W.R.D. Endicott L.L.C., a Delaware limited liability company ("WRD LLC") and general partner of EOP, with respect to Shares directly owned by EOP;

(v)	W.R. Endicott IIp, L.L.C. Inc. a Delaware limited liability company ("WR LLC") and general partner of EOP II, with respect to Shares directly owned by EOP II;

(vi)	W.R. Endicott II, L.L.C. Inc. a Delaware limited liability company ("WR II LLC") and general partner of EP II, with respect to Shares directly owned by EP II;

(vii)	Wayne K. Goldstein ("Mr. Goldstein"), who serves as a managing member of WRD LLC, WR LLC and WR II LLC, with respect to Shares directly owned by EOP, EOP II and EP II; and

(viii)	Robert I. Usdan ("Mr. Usdan"), who serves as a managing member of WRD LLC, WR LLC and WR II LLC with respect to Shares directly owned by EOP, EOP II and EP II.

EOP, EOP II, EP II, WRD LLC, WR LLC, WR II LLC, Mr. Goldstein and Mr. Usdan are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business offices of each of:  (i) EOP; (ii) EOP II; (iii) EP II; (iv) WRD LLC; (v) WR LLC; (vi) WR II LLC; (vii) Mr. Goldstein; and (viii) Mr. Usdan is 360 Madison Avenue, 21st Floor, New York, NY  10017.

Item 2(c).	CITIZENSHIP:

EOP - a Delaware limited partnership
EOP II - a Delaware limited partnership
EP II - a Delaware limited partnership
WRD LLC - a Delaware limited liability company
WR LLC - a Delaware limited liability company
WR II LLC - a Delaware limited liability company
Mr. Goldstein - United States
Mr. Usdan - United States

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value (the "Shares")

CUSIP No. 33740N105	13G/A	Page 11 of 15 Pages

Item 2(e).	CUSIP NUMBER:

33740N105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

Item 4.	OWNERSHIP.

(a)
Amount beneficially owned:  EOP may be deemed to beneficially own 188,000 Shares.  EOP II may be deemed to beneficially own 1,718,518 Shares.  EP II may be deemed to beneficially own 99,000 Shares.  WRD LLC may be deemed to beneficially own 188,000 Shares as a result of its voting and dispositive power over the 188,000 Shares held by EOP.  WR LLC may be deemed to beneficially own 1,718,518 Shares as a result of its voting and dispositive power over the 1,718,518 Shares held by EOP II.  WR II LLC may be deemed to beneficially own 99,000 Shares as a result of its voting and dispositive power over the 99,000 Shares held by EP II.

Messrs. Goldstein and Usdan may each be deemed to beneficially own 2,005,518 Shares by virtue of their ultimate voting and dispositive power over:  (i) the 188,000 Shares held by EOP; (ii) the 1,718,518 Shares held by EOP II and (iii) the 99,000 Shares held by EP II.

(b)
Percentage Beneficially Owned:  Based on calculations made in accordance with Rule 13d-3(d), and there being 24,781,660 Shares outstanding as of October 15, 2010, as disclosed in the Form 10-Q for the quarterly period ended September 30, 2010:  (i) EOP may be deemed to beneficially own approximately .76% of the outstanding Shares; (ii) EOP II may be deemed to beneficially own approximately 6.93% of the outstanding Shares; (iii) EP II may be deemed to beneficially own approximately .4% of the outstanding Shares; (iv) WRD LLC may be deemed to beneficially own approximately .76% of the outstanding Shares; (v) WR LLC may be deemed to beneficially own approximately 6.93% of the outstanding Shares; (vi) WR II LLC may be deemed to beneficially own approximately 0.4% of the outstanding Shares; (vii) Mr. Goldstein may be deemed to beneficially own approximately 8.09% of the outstanding Shares; and (viii) Mr. Usdan may be deemed to beneficially own approximately 8.09% of the outstanding Shares.

CUSIP No. 33740N105	13G/A	Page 12 of 15 Pages

(c)	Number of Shares as to Which Such Person Has:
(i)
EOP may be deemed to have sole power to direct the voting and disposition of the 188,000 Shares it beneficially owns.  EOP II may be deemed to have sole power to direct the voting and disposition of the 1,718,518 Shares it beneficially owns.  EP II may be deemed to have sole power to direct the voting and disposition of the 99,000 Shares it beneficially owns.

(ii)
WRD LLC may be deemed to have sole power to direct the voting and disposition of the 188,000 Shares it beneficially owns by virtue of the relationships described in Item 2.  WR LLC may be deemed to have sole power to direct the voting and disposition of the 1,718,518 Shares it beneficially owns by virtue of the relationships described in Item 2.  WR II LLC may be deemed to have sole power to direct the voting and disposition of the 99,000 Shares it beneficially owns by virtue of the relationship described in Item 2.

(iii)
By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of Messrs. Goldstein and Usdan, may be deemed to share the power to direct the voting and disposition of 2,005,518 Shares.

CUSIP No. 33740N105	13G/A	Page 13 of 15 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

EOP is a private investment partnership, the general partner of which is WRD LLC. As the general partner of EOP, WRD LLC has the power to vote and dispose of the securities owned by EOP and, accordingly, may be deemed the "beneficial owner" of such securities. EOP II is a private investment partnership, the general partner of which is WR LLC. As the general partner of EOP II, WR LLC has the power to vote and dispose of the securities owned by EOP II and, accordingly, may be deemed the "beneficial owner" of such securities. EP II is a private investment partnership, the general partner of which is WR II LLC. As the general partner of EP II, WR II LLC has the power to vote and dispose of the securities owned by EP II and, accordingly, may be deemed the "beneficial owner" of such securities. The managing members of WRD LLC, WR LLC and WR II LLC are Mr. Goldstein and Mr. Usdan.

The limited partners and the general partner of EOP, EOP II and EP II have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of EOP, EOP II and EP II in accordance with their ownership interests in such entities.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 33740N105	13G/A	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2011

ENDICOTT OPPORTUNITY PARTNERS, L.P.

By:	W.R.D. Endicott, L.L.C. its general partner

By:	/s/ WAYNE K. GOLDSTEIN
Name: Wayne K. Goldstein
Title: Managing Member

ENDICOTT PARTNERS II, L.P.

By:	WR Endicott II, L.L.C. its general partner

By:	/s/ WAYNE K. GOLDSTEIN
Name: Wayne K. Goldstein
Title: Managing Member

ENDICOTT OPPORTUNITY PARTNERS II, L.P.

By:	W.R. Endicott IIp, L.L.C. its general partner

By:	/s/ WAYNE K. GOLDSTEIN
Name: Wayne K. Goldstein
Title: Managing Member

W.R.D. ENDICOTT, L.L.C.

By:	/s/ WAYNE K. GOLDSTEIN
Name: Wayne K. Goldstein
Title: Managing Member

CUSIP No. 33740N105	13G/A	Page 15 of 15 Pages

W.R. Endicott IIp, L.L.C.

By:	/s/ WAYNE K. GOLDSTEIN
Name: Wayne K. Goldstein
Title: Managing Member

W.R. Endicott II, L.L.C.

By:	/s/ WAYNE K. GOLDSTEIN
Name: Wayne K. Goldstein
Title: Managing Member

/s/ WAYNE K. GOLDSTEIN
Name: Wayne K. Goldstein

/s/ ROBERT I. USDAN
Robert I. Usdan